UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into a Standby Equity Subscription Agreement

On October 20, 2023 (the “Effective Date”), VinFast Auto Ltd. (“VinFast”), entered into a standby equity subscription agreement (the “Subscription Agreement”) with YA II PN, Ltd. (“Yorkville”), pursuant to which VinFast shall have the right, but not the obligation, to issue to Yorkville, and Yorkville shall have the obligation to subscribe for, ordinary shares in the capital of VinFast, no par value (the “ordinary shares”) for an aggregate subscription amount of up to $1.0 billion (the “Commitment Amount”), at any time during the commitment period of 36 months from the Effective Date, subject to certain conditions.

Each issuance by VinFast to Yorkville under the Subscription Agreement (an “Advance”) is subject to a maximum limit of an amount equal to 100% of the average of the daily trading volume of VinFast’s ordinary shares on the Nasdaq Stock Market (“Nasdaq”) for the five trading days immediately preceding the delivery of an Advance notice (“Advance Notice”) from VinFast to Yorkville. Each ordinary share to be issued to Yorkville from time to time under the Subscription Agreement will be issued at 97.5% of the Market Price (as defined below) for the three trading days commencing on the applicable Advance Notice date (“Pricing Period”). “Market Price” is defined as the lowest daily volume weighted average trading price (“VWAP”) of the ordinary shares on the Nasdaq during the Pricing Period, other than the daily VWAP on any day excluded pursuant to the terms of the Yorkville Subscription Agreement. With respect to each Advance, if VinFast notifies Yorkville of a minimum acceptable price per ordinary share with respect to such Advance, then if the VWAP of the ordinary shares is below the minimum acceptable price indicated by VinFast or if there is no VWAP, there will be an automatic reduction to the amount of the Advance by one third, and that day will be excluded from the Pricing Period. The total number of ordinary shares to be issued to Yorkville in respect of each Advance with any excluded days will be increased by such number of ordinary shares equal to the greater of the number of ordinary shares, if any, sold by Yorkville on such excluded days or such number of ordinary shares that Yorkville elects to subscribe for, in each case, at a subscription price per ordinary share equal to 97.5% of the minimum acceptable price, subject to the limitations set forth in the Subscription Agreement. There is no limit on the timing or frequency in which VinFast may deliver to Yorkville an Advance Notice, provided that VinFast shall have delivered all ordinary shares relating to all prior Advance Notices before issuing a new Advance Notice.

The Advances are subject to certain limitations, including that Yorkville shall not be obligated to subscribe for or acquire, and shall not subscribe for or acquire, any ordinary shares which, when aggregated with all other ordinary shares acquired by Yorkville under the Subscription Agreement, would result in it beneficially owning more than 4.99% of the ordinary shares then issued at the time of an Advance (the “Ownership Limitation”) or acquiring since the Effective Date under the Subscription Agreement more than 19.99% of the ordinary shares as of the Effective Date (the “Exchange Cap”). The Exchange Cap will not apply under certain circumstances, including, where VinFast has obtained shareholder approval for issuances of ordinary shares in excess of the Exchange Cap in accordance with the rules of Nasdaq or such issuances do not require shareholder approval under Nasdaq’s “minimum price rule.”

In connection with the entry into the Subscription Agreement, VinFast agreed to pay to YA Global II SPV, LLC, a subsidiary of Yorkville, a structuring fee in the amount of $25,000. In addition, as consideration for Yorkville’s subscription commitment, VinFast will pay a commitment fee (the “Commitment Fee”) comprising 800,000 ordinary shares (the “Commitment Shares”). The Commitment Shares shall be issued to Yorkville within two trading days from the date on which the Registration Statement is declared effective by the SEC (but no later than the 180th day following the Effective Date, which date shall be automatically extended by the number of days that the SEC may not be operating at full capacity due to the shutdown of the U.S. federal government).

The Subscription Agreement will terminate automatically on the earlier of November 1, 2026 or when Yorkville has subscribed for ordinary shares equal to the Commitment Amount in accordance with the terms of the Subscription Agreement. In addition, VinFast has the right to unilaterally terminate the Subscription Agreement upon three business days’ prior written notice to Yorkville, provided that (i) there are no outstanding Advance Notices under which ordinary shares have yet to be issued, and (ii) VinFast has paid all amounts owed to Yorkville pursuant to the Subscription Agreement, including the Commitment Fee. Yorkville has covenanted not to engage in any direct or indirect short selling of ordinary shares during the term of the Subscription Agreement.

The Subscription Agreement contains customary representations, warranties, covenants, closing conditions and indemnification provisions. Sales under the Subscription Agreement may commence only after certain conditions have been satisfied, including the effectiveness of a registration statement on Form F-1 to be filed by VinFast covering the resale of the ordinary shares issued or to be sold by VinFast to Yorkville under the Subscription Agreement (the “Registration Statement”).

There are no limitations on the use of proceeds, financial or business covenants, restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Subscription Agreement. Any proceeds that VinFast receives under the Subscription Agreement are expected to be used for investments in research and development of products, services and technology, investments in sales and marketing and expansion of sales channels, investments in the development of our manufacturing facilities, working capital and general corporate purposes, which may include potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreement, the form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Standby Equity Subscription Agreement, dated October 20, 2023, by and between VinFast and YA II PN, Ltd.

99.2	Press Release, dated October 20, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: October 20, 2023	By:	/s/ Le Thi Thu Thuy
Name: Le Thi Thu Thuy
Title: Managing Director and Global CEO